

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2015

Via E-mail
Thomas W. Burns
President and Chief Executive Officer
Glaukos Corporation
26051 Merit Circle, Suite 103
Laguna Hills, California 92653

> **Re: Glaukos Corporation**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted April 16, 2015**
> **CIK No. 0001192448**

Dear Mr. Burns:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 56

1.   Given your disclosure in the last paragraph on page 67 that the payments to the Regents of the University of California will be accelerated and due within 60 days of your offering, please tell us why you have not indicated those accelerated payments as a use of proceeds from your offering or revise your disclosure as appropriate.

Factors Affecting Future Results, page 67

2.   Please file the agreements referred to in the last paragraph on page 67 or provide us with your analysis as to why those agreements are not required to be filed by Regulation S-K Item 601(b)(10).

<u>Summary Compensation Table, page 132</u>

3.   We note you have revised the table to disclose compensation for the recently completed 2014 fiscal year and that you have removed the previously disclosed 2013 fiscal year compensation. Because your prior submissions in July and September 2014 were required to include compensation disclosure for 2013, your current summary compensation table should include information for both 2013 and 2014. Please revise accordingly. For guidance, please see Instruction 1 to Item 402(n) of Regulation S-K.

        Please contact Tim Buchmiller at (202) 551-3635 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

                                            Sincerely,

                                            /s/ Mary Beth Breslin for

                                            Amanda Ravitz
                                            Assistant Director

cc (via e-mail): Yvan-Claude Pierre, Esq.
                        Reed Smith LLP